Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

BAYTEX ANNOUNCES 2020 BUDGET AND BOARD CHAIR APPOINTMENT

CALGARY, ALBERTA (December 4, 2019) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that its Board of Directors has approved a 2020 capital budget of $500 to $575 million, which is designed to generate average annual production of 93,000 to 97,000 boe/d. The Board of Directors is also pleased to announce the appointment of Mark Bly as Chairman.

Commenting on the budget announcement, Ed LaFehr, President and Chief Executive Officer, said: “We continue to deliver on our 2019 plan with projected free cash flow of $300 million. As in 2019, our capital program for 2020 is designed to deliver stable production, maximize free cash flow and further strengthen our balance sheet. We will remain disciplined with capital allocation, focusing on our high netback light oil assets in the Viking and Eagle Ford and our capital efficient heavy oil assets.”

Highlights of the 2020 Budget

•	Funding of Capital Program. Capital program fully funded from adjusted funds flow at a WTI price of US$50/bbl.

•
Sustaining Capital. Capital program includes $520 million directed to sustaining and maintenance capital, with an additional $20 million invested in our gas conservation and emission reduction initiatives.

•
Free Cash Flow. Through the first nine months of 2019, net debt has been reduced by $294 million. Based on the forward strip(1), we expect to generate in excess of $100 million of free cash flow during 2020, which will support our de-leveraging strategy.

•	Capital Efficiency. Our capital program is expected to generate strong capital efficiencies of approximately $17,000 per boe/d across the portfolio.

•
Capital Allocation. Approximately 80% of our capital program will be directed to our high netback light oil assets in the Viking and Eagle Ford and 15% will be directed to our heavy oil assets at Peace River and Lloydminster.

•
Risk Management. Approximately 40% of our net crude oil exposure has been hedged for 2020, largely utilizing a 3-way option structure that provides price protection at US$58.04/bbl with upside participation to US$63.27/bbl.

(1)	2020 pricing assumptions: WTI - US$55/bbl; LLS - US$58/bbl; WCS differential - US$17/bbl; MSW differential – US$6/bbl, NYMEX Gas - US$2.35/mcf; AECO Gas - $1.90/mcf and Exchange Rate (CAD/USD) - 1.33.

The 2020 program is expected to be equally weighted to the first and second half of the year and we have the operational flexibility to adjust our spending plans based on changes in commodity prices. The budget is 90% weighted to drilling and completion activities.

Based on the mid-point of our guidance range of 95,000 boe/d, approximately 62% of our production is in Canada with the remaining 38% in the Eagle Ford. Our production mix is forecast to be 84% liquids (44% light oil and condensate, 30% heavy oil and 10% natural gas liquids) and 16% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

Canada

In Canada, our development activity is largely focused on the Viking, where we expect to invest 45% of our capital drilling approximately 220 net wells. We control 460 net sections of prospective lands in this light oil resource play. The Viking generates the highest operating netback in our portfolio and is expected to generate meaningful free cash flow.

The returns associated with our heavy oil assets are competitive with our other plays. We anticipate an active heavy oil development program that is designed to maintain production and generate free cash flow. Our 2020 program includes approximately 60 net wells at Lloydminster and 16 net wells at Peace River.

We will continue to prudently advance the East Duvernay Shale, an early stage, high operating netback light oil resource play. To-date, we have drilled seven wells at Pembina, which has confirmed the prospectivity of our 275 sections (100% working interest) of land. Approximately 5% of our planned capital investment in 2020 will be directed towards drilling 2-4 net wells to demonstrate repeatability of our well performance and cost structure.

Eagle Ford

Our Eagle Ford asset in South Texas is one of the premier oil resource plays in North America. We expect this asset to generate 37% of corporate production and substantial free cash flow. Approximately 30% of our 2020 capital program will be directed to the Eagle Ford where we expect to bring 22 net wells onstream.

2020 Guidance

The following table summarizes our 2020 annual guidance.

Exploration and development capital ($ millions)	$500 - $575
Production (boe/d)	93,000 - 97,000

Expenses:
Royalty rate (%)	18.0% - 18.5%
Operating ($/boe)	$11.25 - $12.00
Transportation ($/boe)	$1.20 - $1.30
General and administrative ($ millions)	$45 ($1.30/boe)
Interest ($ millions)	$112 ($3.23/boe)

Leasing expenditures ($ millions)	$7
Asset retirement obligations ($ millions)	$19

Our commitment remains to deliver stable production, generate free cash flow and improve our balance sheet. Our 2020 capital expenditures program is expected to be fully funded from adjusted funds flow at a WTI price of US$50/bbl. Adjusted funds flow in excess of capital expenditures, lease payments and asset retirement obligations will be allocated to debt repayment.

Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

2020 Adjusted Funds Flow Sensitivities

	Excluding Hedges ($ millions)	Including Hedges ($ millions)
Change of US$1.00/bbl WTI crude oil	$29.1	$21.6
Change of US$1.00/bbl WCS heavy oil differential	$12.4	$11.2
Change of US$1.00/bbl MSW light oil differential	$9.4	$8.5
Change of US$0.25/mcf NYMEX natural gas	$8.9	$8.3
Change of $0.01 in the C$/US$ exchange rate	$9.9	$9.9

2020 Capital Budget and Wells On-Stream by Operating Area

Operating Area	Amount (1) ($ millions)	Wells On-stream (net)
Canada	$375	295
United States (2)	$165	22
Total	$540	317

(1)	Reflects mid-point of capital budget guidance range.

(2)	Based on a Canadian-U.S. exchange rate of 1.32 CAD/USD.

2020 Capital Budget Breakdown

Classification	Amount (1) ($ millions)

Drill, complete and equip	$470
Facilities	$45
Gas conservation	$20
Land and seismic	$5
Total	$540

(1)	Reflects mid-point of capital budget guidance range.

Risk Management

To manage commodity price movements we utilize various financial derivative contracts and crude-by-rail to reduce the volatility in our adjusted funds flow.

For 2020, we have entered into hedges on approximately 40% of our net crude oil exposure, largely utilizing a 3-way option structure that provides price protection at US$58.04/bbl with upside participation to US$63.27/bbl. The 3-way contracts are structured as follows:

WTI	Baytex Receives

At or below US$50.40/bbl	WTI + US$7.64/bbl
Between US$50.40/bbl and US$58.04/bbl	US$58.04/bbl
Between US$58.04/bbl and US$63.27/bbl	WTI
Above US$63.27/bbl	US$63.27/bbl

Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

In addition to the 3-way options, we have WTI-based fixed price swaps on 4,000 bbl/d at US$55.90/bbl for the first quarter of 2020.

Crude-by-rail is an integral part of our egress and marketing strategy for our heavy oil production. For 2020, we are contracted to deliver approximately 8,500 bbl/d of our heavy oil volumes to market by rail.

Board of Director Chair Appointment

The Board of Directors is pleased to announce the appointment of Mark Bly as Chairman. Mr. Bly joined the board in 2017 and in March 2019 was appointed Lead Independent Director and Chair of the Human Resources and Compensation Committee. Mr. Bly led our 2019 independent director investor outreach as we engaged a substantial portion of our shareholder base with respect to our governance and sustainability practices.

Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. After that, he was part of the E&P Executive Group, overseeing an international portfolio. He led the internal investigation of the Deepwater Horizon incident in 2010, and is the author of “Bly Report” that defined the understanding of the event by the industry and established the basis for the new organization. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP’s global activities. He currently serves as an independent director of Vista Oil & Gas. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.

Neil Roszell has stepped down from the board of directors to pursue other business opportunities. Baytex would like to thank Mr. Roszell for his leadership and guidance over the past year and in assisting with the seamless integration of Baytex and Raging River.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our capital budget and average annual production rate for 2020; our projected free cash flow for 2019; that our capital program will deliver stable production, maximize free cash flow and strengthen our balance sheet; that our capital allocation will remain disciplined; that the Viking and Eagle Ford assets are high netback and our heavy oil assets are capital efficient; that our 2020 capital program is fully funded at a WTI price of US$50/bbl; that we will spend $520 million on sustaining activities and $20 million on gas conservation and emission reduction; that we expect to generate in excess of $100 million of free cash flow that supports our deleveraging strategy; that we expect strong capital efficiencies of $17,000 per boe/d from our capital program; our capital allocations as between assets for 2020; the percentage of our oil exposure that is hedged; the timing and flexibility of our capital spending; the percentage of our capital expenditures to be spent on drilling and completions; the geographic breakdown and product mix for 2020 production; in Canada, the number and type of wells to be drilled in Viking, Duvernay, Peace River and Lloydminster; that our Viking asset generates the highest netback in the company and is expected to generate meaningful cash flow; that we control 460 prospective net sections in Viking; that returns from our heavy oil assets are competitive with our other plays, is designed to deliver stable production and generate free cash flow; that we will prudently advance the East Duvernay and that we have confirmed the prospectivity of 275 sections; that the Eagle Ford is a premier oil resource play, that will generate substantial free cash flow and that development will be concentrated in the Lower Eagle Ford formation; our expected royalty rate and operating, transportation, general and administrative, interest costs, leasing expenditures and asset retirement obligations for 2020; the sensitivity of our 2020 Adjusted Funds Flow to changes in WTI, WCS, MSW and NYMEX prices and the C$/US$ exchange rate; the expected capital budget and wells on-stream by operating area in 2020 and capital budget by spending type for 2020; the existence, operation and strategy of our risk management program for commodity prices; and the percentage of our net crude oil exposure that is hedged for 2020 and the amount of heavy oil production we expect to delivery by crude by rail.

Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; our ability to borrow under our credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the volatility of oil and natural gas prices and price differentials; the availability and cost of capital or borrowing; that our credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in our debt agreements; risks associated with a third-party operating our Eagle Ford properties; availability and cost of gathering, processing and pipeline systems; public perception and its influence on the regulatory regime; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; the cost of developing and operating our assets; depletion of our reserves; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects; risks related to our thermal heavy oil projects; risks associated with our use of information technology systems; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2018, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Non-GAAP Financial and Capital Management Measures

Adjusted funds flow is not a measurement based on generally accepted accounting principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. We define adjusted funds flow as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure that provides a more complete understanding of operating performance and our ability to generate funds for exploration and development expenditures, debt repayment, settlement of our abandonment obligations and potential future dividends. In addition, we use a ratio of net debt to adjusted funds flow to manage our capital structure. We eliminate settlements of abandonment obligations from cash flow from operations as the amounts can be discretionary and may vary from period to period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed with our capital budgeting process which considers available adjusted funds flow. Changes in non-cash working capital are eliminated in the determination of adjusted funds flow as the timing of collection, payment and incurrence is variable and by excluding them from the calculation we are able to provide a more meaningful measure of our cash flow on a continuing basis. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three and nine months ended September 30, 2019.

Free cash flow is not a measurement based on GAAP in Canada. We define free cash flow as adjusted funds flow less sustaining capital and expected leasing expenditures and asset retirement obligations. Sustaining capital is an estimate of the amount of exploration and development expenditures required to offset production declines on an annual basis and maintain flat production volumes.

Exploration and development expenditures is not a measurement based on GAAP in Canada. We define exploration and development expenditures as additions to exploration and evaluation assets combined with additions to oil and gas properties. We use exploration and development expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and

Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

development expenditures is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Exhibit 99.1
Baytex Energy Corp.
Press Release
December 4, 2019

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 84% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com